# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BlackRock Taxable Municipal Bond Trust, CIK 0001493683
CUSIP: 09248X100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000769317-24-000033
Filed by CIK 0000769317

## Reporting persons
- Sit Investment Associates, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,322,435; sole dispositive power 0; shared dispositive power 6,322,435; aggregate amount beneficially owned 6,322,435 (10.2% of the class)
- Sit Fixed Income Advisors II, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,322,435; sole dispositive power 0; shared dispositive power 6,322,435; aggregate amount beneficially owned 6,322,435 (10.2% of the class)

## Item 1. Issuer
Name of issuer: BlackRock Taxable Municipal Bond Trust
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, DE, 19809

## Item 2. Person Filing
Name of person filing:
Sit Investment Associates, Inc.
Sit Fixed Income Advisors II, LLC
Address of principal business office or, if none, residence:
c/o Sit Investment Associates, Inc.
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
Citizenship:
Sit Investment Associates, Inc. Minnesota Corporation
Sit Fixed Income Advisors II, LLC Delaware LLC

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See response to item 9 on each cover page.
Percent of class: See response to item 11 on each cover page.
Sole power to vote or to direct the vote: See response to item 5 on each cover page.
Shared power to vote or to direct the vote: See response to item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See response to item 8 on each cover page.

The ownership percentages reported are based on 61,792,514 shares of common stock outstanding as of June 30, 2025, as reported in the Issuer's Report on Form N-CSRS filed with the Securities Exchange Commission.

Sit Investment Associates, Inc. ("SIA") is an investment adviser registered under section 203 of the Investment Advisers Act of 1940. Sit Fixed Income Advisors II, LLC ("SFI") is an investment adviser registered under section 203 of the Investment Advisers Act of 1940 and a subsidiary of SIA. SIA and SFI provide investment management services to client accounts ("Accounts"). In their roles as investment advisers SIA and SFI possess shared voting and investment power over securities of the Issuer described in this schedule 13G owned by the Accounts and may be deemed to be the beneficial owner of such shares of the Issuer owned by the Accounts. All securities reported in this schedule 13G are owned by the Accounts. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), SIA and SFI disclaim beneficial ownership of such securities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The Accounts are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Except as may be indicated if this is a joint filing with a registered investment company managed by SIA or SFI, not more than 5% of the class of such securities is owned by any one Account subject to the investment advice of SIA or SFI.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Sit Investment Associates, Inc.: /s/ Paul E. Rasmussen, Paul Rasmussen / Vice President (10/02/2025)
- Sit Fixed Income Advisors II, LLC: /s/ Paul E. Rasmussen, Paul Rasmussen / Vice President (10/02/2025)